SEC FILE NUMBER
001-35628
CUSIP NUMBER
71377E105
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D
☐ Form N-CEN     ☐ Form N-CSR

For Period Ended: December 31, 2022
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Performant Financial Corporation
Full Name of Registrant

N/A
Former Name if Applicable

333 North Canyons Parkway
Address of Principal Executive Office (Street and Number)

Livermore, CA 94551
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Performant Financial Corporation (the “Company”) has already filed its Annual report on the Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) as of the time of filing this notice.

The Company’s Form 10-K was required to be filed on or before March 16, 2023. While the Company’s Form 10-K was both filed and accepted by the U.S. Securities and Exchange Commission on March 16, 2023, the acceptance time of 5:32 PM EDT was two minutes past the filing deadline of 5:30 PM EDT. This resulted in the Form 10-K receiving a filing date of March 17, 2023. The Form 10-K could not be filed within the prescribed time period due to unanticipated delays in receiving final authorization to file the Form 10-K with sufficient time to meet the 5:30 PM EDT filing deadline. While the resulting filing date was not within the prescribed filing date, it is within the fifteen-day grace period provided by Securities Exchange Act of 1934 Rule 12b-25.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Ian Johnston	(925)	960-4800
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Performant Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2023    By: /s/ Ian Johnston

    Name: Ian Johnston
    Title: Vice President and Chief Accounting Officer